Exhibit 99.1

Execution Version

THE TORONTO-DOMINION BANK

SENIOR MEDIUM-TERM NOTES

Amendment No. 1 to the Distribution Agreement

October 1, 2024

TD Securities (USA) LLC

1 Vanderbilt Avenue, 12th Floor

New York, New York 10017

Ladies and Gentlemen:

Reference is made to the Distribution Agreement (the “Agreement”), dated as of March 4, 2022, by and between The Toronto-Dominion Bank, a Canadian chartered bank (the “Bank”) and TD Securities (USA) LLC (the “Agent”).

In connection with the foregoing, the parties hereto wish to amend the Agreement through this Amendment No. 1 (this “Amendment”) to make certain changes to the Agreement with effect on and after the date hereof (the “Effective Date”). Capitalized terms used herein but not defined shall have the meaning ascribed to them in the Agreement.

SECTION 1. Amendments to the Agreement. The parties hereto agree, from and after the Effective Date, that:

(a)	Section 1(p) of the Agreement is hereby amended and restated in its entirety to read as follows:

(p) at the Effective Date and at the time of signing of the applicable Terms Agreement, the Bank is an “ineligible issuer” as defined in Rule 405 under the Act;

(b)	Section 1(r) of the Agreement is hereby amended and restated in its entirety to read as follows:

(r) except in each case as described in the Registration Statement, the Time of Sale Information or the Prospectus, or as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the operations of the Bank and its subsidiaries are conducted in material compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency, including without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”) and (ii) no material action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened; and

(c)	Section 6(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

(a) it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the Registration Statement and any press release issued by the Bank) other than (i) any Issuer Free Writing Prospectus listed on Schedule II to the applicable Terms Agreement or other agreement in respect of a specific offering of Notes in the form of Schedule II to such Terms Agreement or prepared pursuant to Section 5(a) hereof or (ii) any free writing prospectus prepared by an Agent that contains only descriptions of the terms of the Securities or of the offering of the Securities and

(A) is approved by the Bank in advance in writing or (B) that does not reflect the final terms of the Securities and is exempt from the filing requirement pursuant to Rule 433(d)(5)(i) under the Act (the items in this clause (ii), each an “Underwriter Free Writing Prospectus”), it being understood that for purposes of the Agreement any such Underwriter Free Writing Prospectus will not constitute an Issuer Free Writing Prospectus;

SECTION 2. No Other Amendments; References to Agreements. Except as set forth in this Amendment, all other terms and provisions of the Agreement shall continue in full force and effect. All references to the Agreement in the Agreement or in any other document executed or delivered in connection therewith shall, from the date hereof, be deemed a reference to the Agreement as amended by this Amendment. Notwithstanding anything to the contrary contained herein, this Amendment shall not have any effect on offerings or sales of the Notes prior to the Effective Date or on the terms of the Agreement and the rights and obligations of the parties thereunder, insofar as they relate to such offerings or sales, including, without limitation, the representations, warranties and agreements (including the indemnification and contribution provisions) contained in the Agreement.

SECTION 3. Governing Law. This Amendment and any Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 4. Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Amendment.

SECTION 5. Counterparts. This Amendment and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Amendment, any Terms Agreement or any document to be signed in connection with this Amendment or any Terms Agreement shall be deemed to include (i) electronic signatures (including electronic signatures covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act, the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law, e.g., www.docusign.com), (ii) transmission by telecopy, electronic mail or other transmission methods and (iii) the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

[Signature Pages Follow]

If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

Very truly yours, THE TORONTO-DOMINION BANK

By:	/s/ Colin Elion
	Name:	Colin Elion
	Title:	Associate Vice President, Treasury and Balance Sheet Management

Accepted as of the date hereof: TD SECURITIES (USA) LLC

By:	/s/ Luiz Lanfredi
	Name:	Luiz Lanfredi
	Title:	Director

[Signature Page to Amendment No. 1 to the Distribution Agreement]